Exhibit 99.1
JUNE 23 rd 2022

Towards A Regenerative company for a regenerative society Walter Schalka

Corporate governance

Executive Compensation Corporate Governance latest steps on the journey Policies Board of Directors C omposition ( 2022 - 2024) Diversity target of 30% with minimum 20% for BoD composition GENDER DIVERSITY (3 OUT OF 9) APPOINTMENT OF RISK EXPERT Board of Directors Nomination INDEPENDENT MEMBERS (5 OUT OF 9) Malus and clawback clauses 33% 56%

accountability

SUPPLIERS CUSTOMERS CUSTOMERS OF CUSTOMERS END USERS PRINT SHOPS BRAND OWNERS RETAILERS NGOs, Media, Think Tanks, Certifiers, Academy etc. Shareholders, banks, investors and analysts Local communities

Commitments to renewing life 15.8 19.1 22.5 2019 2020 2021 Industrial water (m 3 /ton) 29.8 29.4 28.6 26.3 2018 2019 2020 2021 Financial Instrument SPT check point SPT 1 SLB 2028 Average 2025 e 2026 26.1 SLB 2032 Average 2025 e 2026 26.1 Financial Instrument SPT check point SPT 1 SLB 2031 Average 2024 e 2025 0.1900 GHG Emissions (tonCO 2 eq/ton) 0.213 0.217 0.201 0.193 0.200 0.195 0.200 2015 2016 2017 2018 2019 2020 2021 Financial Instrument SPT check point SPT 1 SLB 2028 2025 30% SLB 2032 2025 30% Women in leadership (%) ¹ Sustainability Performance Target Baseline 29.8 m 3 / ton (2018) Progress: 77.8% Baseline 0.2133 tCO 2 e/tons (2015) Progress: 43.1% Baseline 15.8% (2019) Progress: 47.2%

Priority themes 1. Climate Change 2. Biodiversity 3. Territorial Development 4. Water 5. Human Rights 6. Diversity and Inclusion 7. Supply Chain Management 8. Innovability materiality matrix External perspective: relevance to external audiences Internal : perspective: significance of impacts and strategy to the company 0.0 0.5 1.0 1.5 2.0 2.5 3.0 0.0 0.5 1.0 1.5 2.0 2.5 3.0 1 2 3 4 5 6 7 8

climate change

SUPPLIERS CUSTOMERS CUSTOMERS OF CUSTOMERS END USERS PRINT SHOPS BRAND OWNERS RETAILERS NGOs, Media, Think Tanks, Certifiers, Academy etc. Shareholders, banks, investors and analysts Local communities

83 Own Automatic Weather Stations (AWA) 6 Flux Towers (C and H 2 0 monitoring) 96 Government AWAs (neighboring Suzano’s areas) ROBUST DATABASES We have a long history (+30 years) of weather monitoring Accumulated knowledge about climate tre nds and their impact on business

Accumulated knowledge about climate trends and their impact on business Technical PARTNERS Monitoring the phenomena to develop new tools Suzano’s environmental clusters (example of são paulo )

Accumulated knowledge about climate trends and their impact on business Font: The World Economic Forum has used data from the Climate Impact Lab, Climate Central, the Washington Post, and NASA satellites to create a visualization* of this worst - case scenario that helps illustrate some projected impacts (2022). Global Warming it is an unequivocal reality : the surface of the earth is becoming warmer accumulated knowledge about
climate trends and their impact on business

GLOBAL WARMING — EFFECTS ON FOREST PRODUCTIVITY



MAI (m³/ha/year)
60
40
20

Running our models, we can understand **impacts** and which Suzano areas have the **highest probability of being affected**

2021-2040	2041-2060	2021-2040	2041-2060



OPTIMISTIC SCENARIO	PESSIMISTIC SCENARIO

MIROC6 Model

Readiness to face current and future challenges The largest private eucalyptus genetic base in the world High - intensity evaluation to assertively characterize clones resilient to climate adversity and tolerant to the main pests and diseases FORESTRY RESILIENCE Genetic materials Climate models High technology tools Artificial Intelligence to allocate the right clones to the right environment Big data & Analytics to define maximum forest management intensity (productivity x sustainability) Precise information to support our decisions regarding forest planning (short, medium and long term) Extensive and solid knowledge of the effects of climate change on forest productivity

Decarbonization Historic Journey 16 0.220 0.210 0.200 0.190 0.180 0.170 0.160 .. . . Target Emissions curve tCO 2 eq (Scope 1 + Scope 2) /ton of production

Decarbonization Journey 17 FOUNDERS: Measure progress in companies' decarbonization strategy International accounting system and final valuation of the company 15 companies from the pulp and paper industry were part of the pilot PILOT RESULTS¹ Performance score Suzano Pulp and Paper Industry Target Material Investment Intangible Investment Sold Product Management Supplier Engagement Client Engagement Policy Engagement Business Model ¹ ACT assessment report is not publicly available, but participant companies were allowed to share the results

Decarbonization Future Journey 18 1000000 1500000 2000000 2500000 3000000 Business as usual ( BaU ) trend with growth Expected curve with already approved projects Additional opportunities with projects under study 1 2 3 Graph for illustration purposes. Estimated data may change. Absolute Emissions tCO 2 eq (Scope 1 + Scope 2) 1 2 3 2021

Climate change in the value chain program 19 1 - Es tablishin g a reference Engage suppliers and i dentify maturity and risks in our supply chain 2 - Monitoring and stimulating target setting Enhance performance and incentivize target setting to reduce greenhouse gas emissions 3 - Reporting impact Measure and report third party emissions Main objectives: 61% of procurement spend 78% engagement 100 suppliers

Climate change In the value chain program 20 45% 5 6 13 1 9 22 15 7 21 1 A A - B Without score D B - D - C Without answer Declined 1 st Cycle (2021) Nº of suppliers per CDP score 53% SUZANO’s support of development of action plans Assurance of CO 2 emissions (Scopes 1 and 2) Emissions reduction targets Report having risk assessment processes related to climate change 36% 33%

First project: areas of expansion for our commercial forests ⚫ CARBON REMOVAL WITH ADDITIONALITY ⚫ SOCIAL DEVELOPMENT ⚫ BIODIVERSITY CONSERVATION Additionality & Impact ⚫ MONITORING AND MEASUREMENT 12 – 18 months Suzano Potential Project Pipeline Listing Validation Registration Monitoring Verification Issue Credits Commercialization Intervals of ~ 12 months The Cerrado Carbon Project Our first Project is under validation audit phase biodiversity

SUPPLIERS CUSTOMERS CUSTOMERS OF CUSTOMERS END USERS PRINT SHOPS BRAND OWNERS RETAILERS NGOs, Media, Think Tanks, Certifiers, Academy etc. Shareholders, banks, investors and analysts Local communities

Source : T656 ( actual Suzano code : B2BT), Bahia

Source : T656 ( actual Suzano code : B2BT), Bahia 10 years later

Source : T656 ( actual suzano code : B2BT), Bahia

target CERRADO (MS) AMAZON (MA) ATLANTIC RAINFOREST (BA/ES) Implementation of ecological corridors in three regions where Suzano operates target Study area limit Urban centers State boarder Highways Intervention area Connected fragments Vegetation fragments Connected Fragments Year 8

◼ 500,000 hectares of fragments to be connected ◼ 9,000+ fragments ◼ ~53,000 hectares of ecological corridors ◼ 1,000+ km of ecological corridors ◼ ~30% of the corridors area in partnership with rural producers target

Action Fronts IMPROVEMENT OPERATIONALIZATION Implement biodiversity corridors at the landscape scale Implement biodiverse production models Establish business models that generate shared value with local communities Reduce anthropogenic pressures on biodiversity Create a network of conservation units PROTECT CONNECT Conserve populations of endangered primates and palm trees ENGAGE 1. 2. 3. 4. 5. 6.

SOCIAL DEVELOPMENT

SUPPLIERS CUSTOMERS CUSTOMERS OF CUSTOMERS END USERS PRINT SHOPS BRAND OWNERS RETAILERS NGOs, Media, Think Tanks, Certifiers, Academy etc. Shareholders, banks, investors and analysts Local communities

Font: 1. IBGE 2021; 2. Rede PENSSAN 2022; 3. UNICEF; 5+M Students out of school or without access to activities during the pandemic³ Live below the poverty line in Brazil¹ Social challenges in brazil (post pandemic) 59% o f Brazilian population is living in some degree of food insecurity ² FOOD INSECURITY 13% 126M of Brazilians are undernourished UNEMPLOYMENT 38% INFORMAL EDUCATION 50+M people

The uneven impact of the crisis on different sectors , workers and companies The impact on different regions and populations The country’s structures and its capacity to respond to crisis Fonte: Fundação Arymax 2021. Social challenges in brazil (post pandemic)

Suzano’s Context Presence in Brazil 200+ municipalities (counties) TRADITIONAL COMMUNITIES : 126 12.5 MILLION PEOPLE These municipalities have a total population of 3.3 MILLION PEOPLE Of these, there are 1,200+ COMMUNITIES Around our operations: Indigenous people, q uilombolas , among others 2030 GOAL: 200K PEOPLE lifted out of poverty of the total poor population of our high - priority municipalities 20% SOCIAL INVESTMENT Strategic instrument to generate and share value The generation of work and income, associated with the improvement of education, are catalysts for social development below the poverty line

Social strategy focused on alleviating poverty strategies Scalable solutions promotion Partnerships Multi - stakeholder resource attraction Protagonism in Suzano’s areas Business contribution Expected results Lift 200k peOPLE out of poverty in the regions we operate Final Impact Market connection A healthy social - economic environment Strengthened communities generating products and services

2021 Results 21,000+ people Benefited by income generation programs R$ 93M of revenue generated by participants in income generation programs In 2021 35,000+ TONS of products and food produced by beneficiaries In 2021 58% increase in average income 2022 We continue building innovative and sustainable solutions together with the communities and strategic partners, Working on scalable solutions through social impact business incubation and acceleration 9,000+ lifted out poverty In 2021 people

Thank you